January 29, 2020

Michael Reisner
Co-Chief Executive Officer and Co-President
ICON Leasing Fund Twelve Liquidating Trust
3 Park Avenue, 36th Floor
New York, NY 10016

       Re: ICON Leasing Fund Twelve Liquidating Trust
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 22, 2019
           File No. 000-53189

Dear Mr. Reisner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services